EXHIBIT 99.4

August 28, 2003

Board of Directors
Valley Ridge Financial Corp.
450 W. Muskegon
Kent City, MI 49330

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the cash consideration of $35.00 per share to be received by the common shareholders of Valley Ridge Financial Corp. ("Valley" or the "Company") holding fewer than 500 shares immediately prior to the Effective Time as defined in the Proxy Statement dated October 9, 2003 relating to the amendment of the Restated Articles of Incorporation to effect a 1-for-500 reverse stock split ("Reverse Stock Split"). Shareholders who hold 500 or more shares immediately prior to the Effective Time will be issued new shares, the number of which will depend on the number of pre-split shares held. These shareholders may also be issued fractions of shares and will not receive cash from the Company. Shareholders who hold fewer than 500 shares immediately prior to the Effective Time will, as a result of the Reverse Stock Split, no longer be shareholders of the Company and instead will receive cash in the amount of $35.00 per pre-split share ("Stock Split Consideration"). Thereafter, these shareholders shall cease to have any rights as shareholders of Valley except such rights, if any, as they may have pursuant to the Michigan Business Corporation Act, and, except as aforesaid, their sole right shall be the right to receive the Stock Split Consideration as aforesaid, without interest thereon, upon surrender to the Valley of their certificates which theretofore represented shares of Valley Common Stock.

Donnelly Penman & Partners ("DP&P") is an investment-banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for stock plans, corporate and other purposes. We are acting as financial advisor to Valley in connection with the Transaction and will receive a fee from Valley for our services pursuant to the terms of our engagement letter with Valley, dated as of August 8, 2003 (the "Engagement Letter").

In arriving at our Opinion, we have:

I.	Reviewed the 10-K Annual Reports of the Company for the years ended December 31, 1999 through 2002 as well as internal interim financials through June 30, 2003;

II.	Reviewed reports from the Board of Directors meeting on July 31, 2003;

III.	Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

The Board of Directors
Valley Ridge Financial Corp.
August 28, 2003

IV.	Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

V.	Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

VI.	Prepared a discounted cash flow analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and

VII.	Reviewed such other financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

In conducting our review and arriving at our opinion, as contemplated under the terms of our engagement by Valley, we, with the consent of Valley, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by Valley. DP&P has further relied upon the assurance of management of Valley that they are unaware of any facts that would make the information provided by or available to Valley incomplete or misleading in any respect. With respect to the financial forecast information discussed with us by Valley, we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the senior management of Valley as to the expected future financial performance of Valley. Valley's management team has undertaken and agreed to advise us promptly if any information previously provided has become inaccurate or is required to be updated during the period of our review.

No limitations were imposed by Valley on DP&P on the scope of DP&P's investigation or the procedures to be followed by DP&P in rendering this opinion. On August 28, 2003, the Board of Directors was provided with a DP&P valuation of the fully marketable, undiscounted value of a share of Valley common stock as of June 30, 2003. Although DP&P believes the value presented to the board was a reasonable valuation, the actual share valuation for purposes of this Transaction is at the sole discretion of the Board of Directors. In addition, DP&P was not requested to and did not make any recommendation to Valley's Board of Directors as to the form of the consideration to be paid to Valley's shareholders. DP&P was not requested to opine as to, and this opinion does not address, Valley's underlying business decision to proceed with or effect the Transaction or the relative merits of the Transaction compared to any alternative transaction that might be available to Valley.

DP&P did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of Valley, nor were we furnished with such materials. DP&P has not reviewed any individual credit files of Valley and has assumed, without independent verification, that the aggregate allowances for credit losses for Valley are adequate to cover such losses. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and have been evaluated by us on the date of our opinion. We do not have any obligation to update our opinion, unless requested by Valley in writing to do so, and we expressly disclaim any responsibility to do so in the absence of any such request. Our services to Valley in connection with the Transaction have been comprised solely of financial advisory services, as described in the Engagement Letter.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Valley. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be

The Board of Directors
Valley Ridge Financial Corp.
August 28, 2003

significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analyses was identical to Valley. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of companies to which Valley is being compared. None of the analyses performed by us was assigned a greater significance than any other. The complete valuation provided to Valley on August 28, 2003, including a comprehensive explanation of methodologies utilized has been included as Attachment A following this Opinion.

Our opinion is furnished to the Board of Directors of Valley in connection with its consideration of the proposed Transaction and does not constitute a recommendation to or any advice to the Board of Directors of Valley or to any shareholder to take any other action in connection with the Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of DP&P to any such party. We hereby consent to the reference to our opinion in the proxy statement relating to the shares of common stock of Valley to be repurchased in the Transaction and to the inclusion of the foregoing opinion in the materials relating to the Transaction. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of August 28, 2003, the Stock Split Consideration of $35.00 per share, is fair, from a financial point of view, to the common shareholders of Valley.

Very truly yours,

John C. Donnelly
Managing Director
Donnelly Penman & Partners

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